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FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83

BY MOELIS & COMPANY

March 26, 2014

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Ms. Suzanne Hayes

Re:                       Moelis & Company

Indicative Pro Forma Financial Information

FOIA Confidential Treatment Requested

Dear Ms. Hayes:

We are acting as counsel to Moelis & Company, a Delaware corporation (the “Company”), in connection with its Registration Statement on Form S-1, as amended (File No. 333-194306) (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on March 4, 2014.

On behalf of the Company, we hereby confidentially provide to the staff of the Commission (the “Staff”) indicative pro forma financial information from the “Unaudited Pro Forma Financial Information” section of the Registration Statement (the “Indicative Pro Forma Financial Information”). The Indicative Pro Forma Financial Information is set forth in Exhibit A hereto and has not been included in the Registration Statement. The Company intends to include the final form of the pro forma financial information contained in the “Unaudited Pro Forma Financial Information” section in an amendment to the Registration Statement to be filed before the distribution of preliminary prospectuses.

Confidential Treatment Request

In accordance with Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”), we also hereby request confidential treatment of the information set forth in Exhibit A (including the Indicative Pro Forma Financial Information) (the “Supplemental Material”). We have submitted a copy of this confidential treatment request (but not Exhibit A) to the Commission’s Freedom of Information Act Officer, pursuant to Rule 83. In accordance with Rule 83, the Supplemental Material has been clearly marked with the legend “FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83 by Moelis & Company.”

In connection with providing the Supplemental Material to the Staff supplementally, we also hereby request, pursuant to the Freedom of Information Act (5 U.S.C. 552) (the “FOIA”) and the applicable rules of the Commission, and for the reasons set forth below, that the Supplemental Material, this letter and any memoranda, notes or other writings of any sort whatsoever that are or have been made by any employee of the Commission (or of any other government agency) that incorporate, include or relate to any of the matters (i) regarding the Supplemental Material or (ii) in connection with any conference, meeting, telephone conversation or interview between (a) employees, representatives, agents and/or counsel of the Company and (b) employees of the Commission (or any other government agency) that may occur be maintained in confidence and not be made a part of any public writing and not be disclosed to any person.

We believe that the Supplemental Material contains information that is covered by one or more exemptions in the FOIA. In particular, 17 C.F.R. § 200.80(b)(4) exempts disclosure of commercial or financial information that is privileged or confidential. We believe that the Supplemental Material, as well as this letter, any Staff memoranda, notes of conversations or other materials relating thereto, contain privileged and confidential commercial and financial information that is protected from public disclosure pursuant to this exemption. If any person (including, but not limited to, any government employee who is not an employee of the Commission) requests an opportunity to inspect or copy the information referred to herein, we specifically request that we and the Company be: (i) promptly notified of any such request; (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to such request); and (iii) given sufficient advance notice of any intended release so that the Company and its counsel, if deemed necessary or appropriate, may pursue any available remedies. If the Commission is not satisfied that the Supplemental Material is exempt from disclosure pursuant to the FOIA and the applicable rules of the Commission, we hereby request an opportunity to be heard on such matter.

Please note that the Company is providing this letter and Exhibit A in its entirety under separate cover along with the request for confidential treatment. In addition, please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”).

Please direct any questions or comments regarding the foregoing to Richard Aftanas at (212) 735-4112.

Sincerely,

/s/ Skadden Arps, Slate, Meagher & Flom LLP

cc:                                Freedom of Information Act Officer

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83

BY MOELIS & COMPANY

Exhibit A

Indicative Pro Forma Financial Information

[***]